SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for February 1, 2005

The BOC Group plc
Chertsey Road, Windlesham,
Surrey GU20 6HJ
England

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [X]          Form 40-F  [  ]

Enclosures:

A News Release dated 1 February 2005 announcing the First Quarter Results for The BOC Group plc for the three months ended 31 December 2004.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
INFORMATION SERVICE ON 1 FEBRUARY 2005
AT 7.03 HRS UNDER REF: PRNUK-0102050658-F709

FOR IMMEDIATE RELEASE
WINDLESHAM, 1 February 2005

The BOC Group results for the 3 months to 31 December 2004

'strong performance continued'
Summary	First quarter fiscal 2005	First quarter fiscal 2004	Change at constant currency	Change as reported
Turnover	£1,179.3m	£1,128.2m	+8%	+5%
Operating profit	£146.3m	£136.8m	+10%	+7%
Profit before tax	£132.0m	£116.7m	+16%	+13%
Earnings per share	16.5p	14.8p	+15%	+11%

This announcement is unaudited.

Highlights
•	Operating profit increased in each business segment leading to the fifth consecutive quarter of double-digit earnings per share growth.
•	Process Gas Solutions has announced three major project wins since November. BOC and its joint venture partners will invest over £200 million in these over the next two years.
•	Significantly better operating profit in the north American Industrial and Special Products business following disposal of the US packaged gas business and re-engineering of remaining operations.
•	Semiconductor equipment order intake has been consistent over the last three months but continued US dollar weakness has impacted BOC Edwards' profitability.

Chief executive, Tony Isaac, said
 'Our strong performance in the first quarter was largely through organic growth with some help from acquisitions but limited impact from new plant start-ups. The new projects announced over the last few quarters will support accelerated PGS growth over the next two to three years. The disposal of BOC's US packaged gas business in July 2004 reduced turnover but led to a significantly improved operating profit for Industrial and Special Products in the US.'

BUSINESS SEGMENT RESULTS
 Unless stated otherwise, in order to show underlying business trends, all comparisons that follow are on the basis of constant exchange rates to eliminate the effects of translating overseas results into sterling at varying rates.

Comparisons are made with the fiscal first quarter a year ago unless stated otherwise.

There were no exceptional items in the first quarter of either 2005 or 2004.

Full statutory results are on pages 7 to 13.

Fiscal first quarter of the year to 30 September 2005

Business segments	Turnover (£m)	% change	Operating profit (£m)	% change

Process Gas Solutions	353.4	+16%	49.1	+11%
Industrial & Special Products	430.1	-2%	74.0	+6%
BOC Edwards	204.2	+23%	9.5	+67%
Afrox hospitals	112.0	+10%	12.9	+26%
Gist	79.6	+2%	6.1	+1%
Corporate			(5.3)

Group total	1,179.3	+8%	146.3	+10%

PROCESS GAS SOLUTIONS (PGS)
 Increased turnover reflected volume growth and higher prices. Turnover was also raised by higher prices to recover energy and natural gas costs and changes to a supply scheme contract, which did not alter profit but recognised additional turnover. Excluding these two factors, the underlying turnover growth was 13 per cent.

Adjusted return on capital employed (excluding exceptional items) for the 12 months to December 2004 increased to 11.2 per cent compared with 9.8 per cent a year ago.

Higher turnover in north America arose from increased liquid volumes, and from the new plant that began to supply Citgo in December 2003.

Turnover and operating profit increased in south America as a result of volume growth and better selling prices. The purchase from Duke Energy of an additional 30 per cent interest in the joint venture supplying nitrogen to Pemex in Mexico added to BOC's share of the turnover and operating profit.

In Europe, increased turnover almost entirely reflected success in recovering higher raw material and power costs in the UK. Operating profit was therefore similar to a year ago in the UK but increased in Poland.

Turnover increased strongly in China, Taiwan and Korea, leading to improved operating profit in north Asia.

There was similarly strong turnover growth in south and south east Asia as a result of favourable economic trends particularly in the Indian steel sector and in the merchant liquid market in Thailand. More efficient plant operation also contributed to a better operating profit.

The new 1,400 tonnes-a-day air separation unit to supply the BASF-YPC joint venture chemical plant in Nanjing, China, was commissioned on schedule in January 2005. Two new air separation plants to supply steel companies in south China were commissioned ahead of schedule in late December 2004.

Significant new business has been won in recent months. This will require the investment of over £200 million. BOC will share about 65 per cent of these investments.

In December, BOC announced a new 20-year agreement to supply an additional 300 million standard cubic feet a day (scf/d) of nitrogen from its CNC joint venture in Mexico. When new production facilities are completed, a 25 per cent increase in nitrogen production will be used by Pemex Exploracion y Produccion (PEP), the exploration and production arm of Petroleos Mexicanos (Pemex) at the Cantarell and Ku Maalob Zaap oilfields.

In January 2005, BOC and Maanshan Iron & Steel Co., Ltd (Ma Steel) announced a contract to form a 50/50 joint venture (JV) to meet the growing industrial gases needs of Ma Steel in Maanshan City, Anhui Province, China. The JV, Maanshan BOC-Ma Steel Gases Company, will initially invest nearly £55 million in building and operating two large air separation units (ASUs) each capable of producing 1,400 tonnes a day of oxygen. The plants will produce a combined total of more than 5,000 tonnes a day of oxygen, nitrogen and argon and are expected to come on stream in 2007.

Meanwhile BOC's subsidiary, BOC India Limited, was awarded the contract for supplying the gases requirements for an expansion programme being undertaken by Jindal Vijayanagar Steel Limited (JVSL) at Bellary, Karnataka, southern India. The contract to supply 1,400 tonnes a day of oxygen and nitrogen to Jindal will be satisfied by an investment of up to £20 million to build a new 855 tonnes-a-day air separation unit at Bellary. The plant is expected to be commissioned in 2006.

The total value of PGS investments currently in execution or commissioning now amounts to over £500 million. This includes spending of £170 million within subsidiaries with the balance being invested by joint ventures and funded by a combination of equity and borrowings. New production facilities will come into production during the period 2005 to 2007 and, when completed, BOC's share of revenues and profit is expected to be around £200 million and £30 million a year respectively.

INDUSTRIAL AND SPECIAL PRODUCTS (ISP)
 Lower turnover simply reflected the disposal of the US packaged gas business. Worldwide turnover of the continuing ISP business increased by 6 per cent.

Adjusted return on capital employed (excluding exceptional items) for the 12 months to December 2004 increased to 24.0 per cent compared with 20.0 per cent a year ago.

Sales volume growth coupled with price increases to recover higher energy costs led to improved operating profit in Europe. Welding product sales increased in the UK and Poland while medical products grew in all markets.

The disposal of BOC's US packaged gas business was completed at the end of July 2004. The remaining ISP business in the US now includes helium, bulk medical gases, tube-trailer hydrogen and bulk gas supplies to distributors, which were excluded from the disposal.

Operating profit in north America was sharply better, reflecting the elimination of overhead costs in the US as well as volume and margin improvement in Canada.

Turnover developed positively in the south Pacific region with improved revenues from gases supported by particularly strong sales of safety equipment. Higher input costs were recovered in selling prices and operating profit increased. Better margins on liquefied petroleum gas also led to increased operating profit.

Despite the continued strength of the South African rand, volumes of industrial gases, welding products and liquefied petroleum gas in southern Africa all increased leading to higher operating profit.

BOC EDWARDS
 Operating profit was significantly better than a year ago but below that of the previous quarter. This reflects both sequentially lower volumes and the impact upon profitability of further weakness in the US dollar.

Turnover was ahead of a year ago but below the level of the last two quarters of fiscal 2004. Semiconductor equipment order intake stabilized at a lower level in the first quarter. Some major semiconductor manufacturers have recently reported positive results and forecasts but a number of others disappointed expectations and reduced their forecasts of future demand.

Projects are already under way to mitigate the impact of the weak US dollar on profitability. An increased proportion of non-critical components will be purchased from lower cost countries whose currencies are more closely aligned with the US dollar than with sterling. At the same time, the successful implementation of new business systems is enabling further cost and process improvements.

BOC Edwards has achieved a significant breakthrough with its first major electronic bulk gases award with Samsung Electronics in Korea. This builds on BOC Edwards' existing relationship and could lead to an investment of up to US$170 million over the next few years.

AFROX HOSPITALS
 Robust growth of hospital revenues coupled with careful control of direct and overhead costs led to a significant increase in operating profit.

On 17 November 2003, Afrox Limited (Afrox) announced that it had agreed to sell its entire shareholding in Afrox Healthcare to a consortium of Black Economic Empowerment investors led by Brimstone Investment Corporation Limited and Mvelaphanda Strategic Investments (Proprietary) Limited.

In December 2004, Afrox announced that the proposed deal would be restructured to leave Afrox with a minority interest in Afrox Healthcare following the disposal. Competition Tribunal hearings are scheduled for mid February 2005.

GIST
 Both turnover and operating profit were slightly higher than a year ago. Increased turnover came from most parts of the business. Gist achieved a good operational performance over the busy Christmas season.

Gist has won new business worth £50 million with Woolworths. Gist will provide warehouse management and services in the south of England.

IMPACT OF EXCHANGE RATES
 Exchange rate movements affected the comparison of results for the first quarter unfavourably. Translation affected the year ago turnover comparison by £38.9 million and the operating profit comparison by £4.0 million.

The principal impact was from the continued weakness of the US dollar but exchange rate comparisons for the Australian dollar and the Japanese yen were also unfavourable. The movement of the South African rand was slightly favourable. The US dollar weakness affected Process Gas Solutions more than other segments.

CASH FLOW, BORROWINGS AND TAX
 Operating cash flow for the quarter was £73.3 million, compared with £112.9 million a year ago. New health care legislation in South Africa led to earlier payment of creditors in the Afrox hospitals business. Having made this adjustment, there should be no impact in subsequent quarters.

The aggregate of capital expenditure and financial investment was similar to a year ago but capital expenditure was higher, reflecting the early effect of recent business wins. The total includes an inflow from the repayment of an investment loan.

There were no significant acquisitions in the quarter. In December 2004, BOC's subsidiary in Thailand sold its shares in Unique Gas & Petrochemicals PCL and received the disposal proceeds.

Overall net cash flow was positive for the quarter.

Net borrowings at 31 December 2004 were £957.6 million, compared with £962.4 million at September 2004 and £1,293.8 million at December 2003.

Gearing ratios at 31 December 2004 were 30.1 per cent for net debt / capital employed and 51.4 per cent for net debt / equity. This compares with 29.9 per cent for net debt / capital employed and 51.2 per cent for net debt / equity at 30 September 2004.

Net interest on net debt was covered 7.8 times by operating profit, compared with 5.7 times for the same period last year and 6.3 times for the financial year ended 30 September 2004.

Return on capital employed was 15.6 per cent, compared with 14.9 per cent at 30 September 2004. Adjusted return on capital employed (excluding exceptional items) was 16.1 per cent, compared with 15.4 per cent at 30 September 2004. These ratios continue the trend of improvement set in each successive quarter of the previous financial year.

The tax rate for the quarter was 29 per cent, the same as in the first quarter last year. This was also the rate on adjusted profit before tax for the financial year ended 30 September 2004.

OUTLOOK
 Industrial gas sales volume and pricing trends remain positive. Recently commissioned new plants will begin to contribute to further turnover and profit growth this year and significant new projects are scheduled to begin production during 2006 and 2007. In September 2004, BOC increased its interest to 65 per cent in the project supplying nitrogen for Pemex oilfields in Mexico. Investment in an additional production module will expand this supply scheme by 25 percent by 2007.

The continued weakness of the US dollar puts pressure on BOC Edwards' margins but steps continue to be taken to mitigate this by further reduction of costs.

The disposal of BOC's US packaged gas business has already led to improved profitability in the Industrial and Special Products business and this benefit is expected to continue in future quarters.

Contact:	Christopher Marsay, Director, Investor Relations
Tel. 01276 477222 (International +44 1276 477222)

Notes for editors
 The BOC Group is one of the largest and most global of the world's leading gases companies. Serving two million customers in more than 50 countries, BOC employs over 43,000 people and had annual sales of £4.6 billion in 2004.

BOC is organised into three global lines of business – aligning the organisation directly to its customers.

Process Gas Solutions (PGS) provides tailored solutions to the process needs of our largest customers, primarily in industries such as oil refining, chemicals and steel. The result is the dedicated supply of gases by pipeline (tonnage), from on-site production units, or in liquid form by tanker (merchant market). PGS works globally, wherever the world's largest companies do business.

Industrial and Special Products (ISP) serves customers who need smaller volumes of gas, mostly delivered in cylinders. It offers a range of gases, products and services for cutting and welding metals, and for a host of customers in the medical, hospitality and scientific markets. ISP also has a significant liquefied petroleum gas (LPG) business in certain countries.

BOC Edwards is synonymous with the semiconductor industry, supplying gases, equipment and services to one of the world's most challenging industries. The chemical, metallurgical and scientific instrument markets are increasingly important to BOC Edwards' general vacuum business.

In addition BOC has two specialised operations:

Afrox hospitals, the largest supplier of private health care in southern Africa.

Gist, a logistics company specialising in a range of supply chain solutions, which serves a number of major customers including Marks & Spencer.

Print quality images of Tony Isaac, chief executive of The BOC Group and René Médori, finance director, may be downloaded directly from our photo library on the NewsCast website at: http://www.newscast.co.uk To access the library, simply register your details with that website.

More detailed presentation material will be made available on The BOC Group investor relations website www.boc.com/ir under Annual and Quarterly Reports.

GROUP RESULTS
3 MONTHS TO 31 DECEMBER 2004
	3 months to 31 Dec 2004			3 months to 31 Dec 2003			Year to 30 Sep 2004

	Before excep items	Excep items	After excep items	Before excep items	Excep items	After excep items	Before excep items	Excep items	After excep items

	£m	£m	£m	£m	£m	£m	£m	£m	£m

TURNOVER, including share of joint ventures and associates	1,179.3	-	1,179.3	1,128.2	-	1,128.2	4,599.3	-	4,599.3
Less:
Share of joint ventures	178.3	-	178.3	159.9	-	159.9	647.0	-	647.0
Share of associates	20.4	-	20.4	22.8	-	22.8	66.9	-	66.9

Turnover	980.6	-	980.6	945.5	-	945.5	3,885.4	-	3,885.4

Operating profit of subsidiary undertakings	117.6	-	117.6	109.2	-	109.2	464.4	(14.8)	449.6
Share of operating profit of joint ventures	25.7	-	25.7	24.8	-	24.8	99.4	(2.6)	96.8
Share of operating profit of associates	3.0	-	3.0	2.8	-	2.8	13.1	-	13.1

Total operating profit including share of joint ventures and associates	146.3	-	146.3	136.8	-	136.8	576.9	(17.4)	559.5
Loss on disposal of business	-	-	-	-	-	-	-	(79.5)	(79.5)
Profit on disposal of fixed assets	-	-	-	-	-	-	-	4.9	4.9

Profit before interest	146.3	-	146.3	136.8	-	136.8	576.9	(92.0)	484.9
Interest on net debt	(18.8)	-	(18.8)	(24.2)	-	(24.2)	(88.4)	-	(88.4)
Interest on pension scheme liabilities	(32.3)	-	(32.3)	(29.8)	-	(29.8)	(117.4)	-	(117.4)
Expected return on pension scheme assets	36.8	-	36.8	33.9	-	33.9	133.2	-	133.2
Other net financing income	4.5	-	4.5	4.1	-	4.1	15.8	-	15.8

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	132.0	-	132.0	116.7	-	116.7	504.3	(92.0)	412.3
Tax (note 5)	(38.3)	-	(38.3)	(33.8)	-	(33.8)	(146.2)	44.5	(101.7)

Profit on ordinary activities after tax	93.7	-	93.7	82.9	-	82.9	358.1	(47.5)	310.6
Minority interests	(12.3)	-	(12.3)	(10.1)	-	(10.1)	(46.6)	-	(46.6)

PROFIT FOR THE PERIOD	81.4	-	81.4	72.8	-	72.8	311.5	(47.5)	264.0
Dividends	(78.6)	-	(78.6)	(76.3)	-	(76.3)	(197.3)	-	(197.3)

Surplus/(deficit) for the period	2.8	-	2.8	(3.5)	-	(3.5)	114.2	(47.5)	66.7

Earnings per share (note 6)
- basic	16.5p	-	16.5p	14.8p	-	14.8p	63.2p	(9.7)p	53.5p
- diluted	16.5p	-	16.5p	14.8p	-	14.8p	63.1p	(9.6)p	53.5p

GROUP BALANCE SHEET
AT 31 DECEMBER 2004

	At 31 Dec 2004	At 31 Dec 2003	At 30 Sep 2004

	£million	£million	£million

Fixed assets
– Intangible assets	158.7	195.0	174.9
– Tangible assets	2,588.8	2,796.8	2,618.4
– Joint ventures, associates and other investments	540.1	594.6	548.2

	3,287.6	3,586.4	3,341.5

Current assets	1,336.6	1,284.7	1,255.3
Creditors: amounts falling due within one year	(1,193.1)	(1,227.6)	(1,134.7)

Net current assets	143.5	57.1	120.6

Total assets less current liabilities	3,431.1	3,643.5	3,462.1
Creditors: amounts falling due after more than one year	(952.3)	(1,209.6)	(963.2)
Provisions for liabilities and charges	(344.5)	(374.2)	(345.2)

Total net assets excluding pension assets and liabilities	2,134.3	2,059.7	2,153.7
Pension assets	68.1	48.9	68.9
Pension liabilities	(338.4)	(334.4)	(344.5)

Total net assets including pension assets and liabilities	1,864.0	1,774.2	1,878.1

Shareholders' capital and reserves	1,642.1	1,602.9	1,675.3
Minority shareholders' interests	221.9	171.3	202.8

Total capital and reserves	1,864.0	1,774.2	1,878.1

GROUP CASH FLOW STATEMENT
3 MONTHS TO 31 DECEMBER 2004
	3 months to 31 Dec 2004	3 months to 31 Dec 2003	Year to 30 Sep 2004

	£million	£million	£million

TOTAL OPERATING PROFIT before exceptional items	146.3	136.8	576.9
Depreciation and amortisation	77.9	84.2	324.0
Net retirement benefits charge less contributions	(2.7)	(2.7)	(15.9)
Operating profit before exceptional items of joint ventures	(25.7)	(24.8)	(99.4)
Operating profit before exceptional items of associates	(3.0)	(2.8)	(13.1)
Changes in working capital and other items	(113.2)	(74.4)	(2.1)
Exceptional cash flows	(6.3)	(3.4)	(11.9)

NET CASH INFLOW FROM OPERATING ACTIVITIES	73.3	112.9	758.5

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	1.3	1.5	79.1

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(23.4)	(14.7)	(91.2)

TAX PAID	(14.1)	(19.1)	(98.2)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(54.9)	(54.8)	(204.2)

ACQUISITIONS AND DISPOSALS	23.1	(0.1)	92.5

EQUITY DIVIDENDS PAID	-	-	(197.3)

NET CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING	5.3	25.7	339.2

TOTAL RECOGNISED GAINS AND LOSSES
3 MONTHS TO 31 DECEMBER 2004
	3 months to 31 Dec 2004	3 months to 31 Dec 2003	Year to 30 Sep 2004

	£million	£million	£million

Profit for the period	81.4	72.8	264.0
Actuarial loss recognised on the pension schemes	-	-	(2.2)
Movement on deferred tax relating to actuarial loss on pensions	-	-	(8.1)
Movement on current tax relating to actuarial loss on pensions	-	-	3.2
Exchange translation effect on:
- results for the period	0.5	(1.5)	(0.6)
- foreign currency net investments	(37.2)	(80.2)	(100.4)

Total recognised gains and losses for the period	44.7	(8.9)	155.9

There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for any of the above periods.

MOVEMENT IN SHAREHOLDERS' FUNDS
3 MONTHS TO 31 DECEMBER 2004

	3 months to 31 Dec 2004	3 months to 31 Dec 2003	Year to 30 Sep 2004

	£million	£million	£million

Profit for the period	81.4	72.8	264.0
Dividends	(78.6)	(76.3)	(197.3)

	2.8	(3.5)	66.7
Other recognised gains and losses	(36.7)	(81.7)	(108.1)
Reversal of goodwill in total recognised gains and losses on disposal of subsidiaries	-	-	15.3
Shares issued	5.6	0.9	8.7
Consideration paid for the purchase of own shares held in an ESOP trust	(7.1)	-	-
Consideration received for the sale of own shares held in an ESOP trust	0.7	0.1	2.5
Credit in respect of employee share schemes	1.5	0.4	3.5

Net decrease in shareholders' funds for the period	(33.2)	(83.8)	(11.4)
Shareholders' funds at 1 October	1,675.3	1,686.7	1,686.7

Shareholders' funds at period end	1,642.1	1,602.9	1,675.3

NOTES TO THE ACCOUNTS

1.

Basis of preparation
The results for the 3 months to 31 December 2004 have been prepared on an accounting basis consistent with that applied in the financial year to 30 September 2004.

Financial information for the year to 30 September 2004 has been based on the full Group accounts for that period. The 2004 accounts received an unqualified audit report and have been delivered to the Registrar of Companies. The results for the 3 months to 31 December 2004 are unaudited.

2.

Exchange Rates
The majority of the Group's operations are located outside the UK and operate in currencies other than sterling. Profit and loss and other period statements of the Group's overseas operations are translated at average rates of exchange for the period. Assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the period end.

The rates of exchange to sterling for the currencies which principally affected the Group's results were as follows:

	3 months to 31 Dec 2004	3 months to 31 Dec 2003	Year to 30 Sep 2004

Average rates:
- US dollar	1.87	1.71	1.79
- Australian dollar	2.46	2.38	2.47
- Japanese yen	197.21	185.74	195.17
- South African rand	11.27	11.50	11.85
Period end rates:
- US dollar	1.92	1.79	1.81
- Australian dollar	2.45	2.38	2.50
- Japanese yen	196.73	191.85	199.44
- South African rand	10.82	11.95	11.72

3.	Segmental information
	a)	Turnover, by business and by region, for the 3 months to 31 December 2004 was as follows:

	3 months to 31 Dec 2004	3 months to 31 Dec 2003	Year to 30 Sep 2004

	£million	£million	£million
Business analysis:
Process Gas Solutions	353.4	320.9	1,275.2
Industrial and Special Products	430.1	454.7	1,782.3
BOC Edwards	204.2	175.0	816.5
Afrox hospitals	112.0	99.4	432.1
Gist	79.6	78.2	293.2

Continuing operations	1,179.3	1,128.2	4,599.3

Regional analysis:
Europe	319.7	296.9	1,224.6
Americas	295.3	304.8	1,218.3
Africa	189.7	165.7	699.0
Asia/Pacific	374.6	360.8	1,457.4

Continuing operations	1,179.3	1,128.2	4,599.3

b)	Adjusted operating profit and operating profit, by business and by region, for the 3 months to 31 December 2004 were as follows:

	3 months to 31 Dec 2004		3 months to 31 Dec 2003		Year to 30 Sep 2004

	Adjusted operating profit	Operating profit	Adjusted operating profit	Operating profit	Adjusted operating profit	Operating profit

	£million	£million	£million	£million	£million	£million
Business analysis:
Process Gas Solutions	49.1	49.1	46.7	46.7	190.3	189.5
Industrial and Special Products	74.0	74.0	71.5	71.5	269.5	253.9
BOC Edwards	9.5	9.5	6.0	6.0	47.8	46.8
Afrox hospitals	12.9	12.9	10.0	10.0	59.8	59.8
Gist	6.1	6.1	6.1	6.1	25.1	25.1
Corporate	(5.3)	(5.3)	(3.5)	(3.5)	(15.6)	(15.6)

Continuing operations	146.3	146.3	136.8	136.8	576.9	559.5

Regional analysis:
Europe	39.2	39.2	35.4	35.4	155.4	155.4
Americas	21.9	21.9	19.1	19.1	77.4	62.6
Africa	29.7	29.7	26.4	26.4	108.9	108.9
Asia/Pacific	55.5	55.5	55.9	55.9	235.2	232.6

Continuing operations	146.3	146.3	136.8	136.8	576.9	559.5

Adjusted means excluding exceptional items.

4.	Exceptional items

	3 months to 31 Dec 2004	3 months to 31 Dec 2003	Year to 30 Sep 2004

	£million	£million	£million
Restructuring costs	-	-	(17.4)

Total operating exceptional items	-	-	(17.4)

Loss on disposal of business – continuing operations	-	-	(79.5)
Profit on disposal of fixed assets – continuing operations	-	-	4.9

Total non-operating exceptional items	-	-	(74.6)

5.	Tax

	3 months to 31 Dec 2004	3 months to 31 Dec 2003	Year to 30 Sep 2004

	£million	£million	£million
Subsidiary undertakings	(32.1)	(27.4)	(75.9)
Share of joint ventures	(5.8)	(5.9)	(23.5)
Share of associates	(0.4)	(0.5)	(2.3)

Tax on profit on ordinary activities	(38.3)	(33.8)	(101.7)

Overseas tax included in the tax on profit on ordinary activities above was:	(30.8)	(27.0)	(71.5)

The tax charge includes a credit in respect of:
Operating exceptional items	-	-	18.9
Non-operating exceptional items	-	-	25.6

Tax on exceptional items	-	-	44.5

6.	Earnings per share

	3 months to 31 Dec 2004	3 months to 31 Dec 2003	Year to 30 Sep 2004

	£million	£million	£million
Amounts used in computing the earnings per share:
Earnings attributable to ordinary shareholders for the period	81.4	72.8	264.0
Adjustment for exceptional items	-	-	47.5

Adjusted earnings before exceptional items	81.4	72.8	311.5

	3 months to 31 Dec 2004	3 months to 31 Dec 2003	Year to 30 Sep 2004

	million	million	million
Average number of 25p ordinary shares:
Average issued share capital	499.0	497.8	498.2
Less: average own shares held in trust	(5.1)	(5.4)	(5.2)

Basic	493.9	492.4	493.0
Add: dilutive share options	0.8	0.4	0.8

Diluted	494.7	492.8	493.8

7.	Reconciliation of net cash flow to movement in net debt

	3 months to 31 Dec 2004	3 months to 31 Dec 2003	Year to 30 Sep 2004

	£million	£million	£million
Net borrowings and finance leases – at 1 October	(962.4)	(1,368.1)	(1,368.1)
Net cash inflow	5.3	25.7	339.2
Issue of shares	0.7	0.9	12.4
Net borrowings assumed at acquisition	(1.6)	-	(4.7)
Inception of finance leases	-	-	(0.2)
Exchange adjustment	0.4	47.7	59.0

Net borrowings and finance leases – at period end	(957.6)	(1,293.8)	(962.4)

8.	Contingent liabilities
There has been no material change in contingent liabilities and legal proceedings since 30 September 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2005
By: /s/ Sarah Larkins Name: Sarah Larkins Title: Assistant Company Secretary